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                                                            EXHIBIT 99.1


                               LIBERTE INVESTORS
                              600 N. PEARL STREET
                               SUITE 420, LB #168
                              DALLAS, TEXAS 75201

                                  July __, 1996

Dear Shareholders:

        Over the past year, Liberte Investors has been seeking ways to maximize shareholder value. In connection with this effort, the Board of Trustees recently approved the reorganization of Liberte into a Delaware corporation and the sale of newly issued shares of common stock to an affiliate of Mr. Gerald J. Ford.

        The Board of Trustees believes that these actions will help Liberte expand its business and increase its shareholder value. As these matters are subject to shareholder approval, I am writing to urge you to vote in favor of them at the upcoming special shareholders' meeting. When deciding how to vote, please read the enclosed Proxy Statement/Prospectus and other materials carefully.

        If you approve the agreements concerning the reorganization and the sale of the shares, an affiliate of Mr. Ford will own 40% of the outstanding shares of Liberte's common stock and Mr. Ford will become a Liberte director and its Chief Executive Officer. Mr. Ford has considerable experience in the acquisition of various companies, specifically in the financial services industry. Mr. Ford's involvement with Liberte could therefore facilitate Liberte's expansion of its financial services operations through one or more acquisitions. Of course, no assurance exists that even with Mr. Ford's involvement, Liberte will be able to make any acquisition or that any acquisition will be successful.

        Assuming that the shareholders approve these matters, I will be stepping down as Liberte's Chief Executive Officer in favor of Mr. Ford.
I greatly appreciate the opportunity to have served you in that capacity and look forward to continuing to participate as a director in Liberte's planned growth under Mr. Ford.

                                        Very truly yours,



                                        Robert Ted Enloe III
                                        Chief Executive Officer